                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2000

                                      OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________


Commission file number: 1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PITTSBURGH DIVISION PROFIT SHARING PLAN,
                                  AS AMENDED

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                        Eden Prairie, Minnesota  55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Pittsburgh Division Profit Sharing Plan, as Amended are included herein:

1.   Independent Auditors' Report of KPMG LLP dated August 11, 2000.

2. Statements of Net Assets Available for Plan Benefits February 29, 2000 and February 28, 1999.

3. Statements of Changes in Net Assets Available for Plan Benefits Years Ended February 29, 2000 and February 28, 1999.

4. Notes to the Financial Statements for the Years Ended February 29, 2000 and February 28 1999.

5.   Independent Auditors' Consent of KPMG LLP.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Pittsburgh Division Profit Sharing Plan as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      PITTSBURGH DIVISION PROFIT SHARING
                                      PLAN, AS AMENDED

DATE: August 24, 2000                 By: SUPERVALU INC., the plan administrator



                                          By: /s/ Pamela K. Knous
                                              -------------------
                                              Pamela K. Knous
                                              Executive Vice President and
                                              Chief Financial Officer

                    PITTSBURGH DIVISION PROFIT SHARING PLAN

                               Table of Contents

                                                                   Page

Independent Auditors' Report                                         1

Statements of Net Assets Available for Plan Benefits                 2

Statements of Changes in Net Assets Available for Plan Benefits      3

Notes to Financial Statements                                        4

                         Independent Auditors' Report

The Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for plan benefits of Pittsburgh Division Profit Sharing Plan (the Plan) as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 29, 2000 and February 28, 1999, and the changes in net assets available for plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 11, 2000

                    PITTSBURGH DIVISION PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits

                    February 29, 2000 and February 28, 1999



                                                                                 2000              1999
                                                                            --------------     --------------
Assets:
    Investments in SUPERVALU INC. 401(k) Master Trust, at fair value       $    57,742,995         52,592,358

    Contribution receivable from employer                                        1,366,056          2,020,814

Liabilities:
    Expenses payable                                                                (5,273)           (41,540)
                                                                           ---------------     --------------

             Net assets available for plan benefits                        $    59,103,778         54,571,632
                                                                           ===============     ==============

See accompanying notes to financial statements.

                    PITTSBURGH DIVISION PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

          Fiscal years ended February 29, 2000 and February 28, 1999

                                                                                              2000             1999
                                                                                       ---------------    -------------
Additions:
  Investment income from SUPERVALU INC. 401(k) Master Trust:
    Interest and dividends                                                             $       289,756          356,899
    Net appreciation in fair market value of investments                                     5,232,013          719,022
                                                                                       ---------------    -------------

                                                                                             5,521,769        1,075,921
                                                                                       ---------------    -------------

  Investment income from SUPERVALU General Master Trust:
    Net appreciation in fair market value of investments                                            --        3,361,716
                                                                                       ---------------   --------------

  Contributions:
    Employer                                                                                 1,345,331        2,040,344
                                                                                       ---------------    -------------

        Total additions                                                                      6,867,100        6,477,981

Deductions:
  Distributions to participants                                                             (2,063,399)      (2,996,080)
  Administrative expenses                                                                     (247,055)        (195,686)
                                                                                      ----------------    -------------

        Total deductions                                                                    (2,310,454)      (3,191,766)

Transfers to other plans                                                                       (24,500)              --
                                                                                      ----------------    -------------

        Net increase                                                                         4,532,146        3,286,215

Net assets available for plan benefits:
  Beginning of year                                                                         54,571,632       51,285,417
                                                                                      ----------------    -------------

  End of year                                                                         $     59,103,778       54,571,632
                                                                                      ================    =============

See accompanying notes to financial statements.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


(1)  Summary Description of the Plan

     The following description of the Pittsburgh Division Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan, amended and restated February 23, 1997, was originally established on December 31, 1961 as a defined contribution profit sharing plan for all full-time employees of the Pittsburgh Division of SUPERVALU INC. (the Company).

     Under provisions of the Plan, as amended, all non-union full-time employees of the Company who are 21 years of age or older are eligible to participate in the Plan after completing one year of eligible service, and all union employees who are 20 years old and have completed six months of service. Contributions to the Plan are determined each year at the discretion of the Retirement Committee of the Company and are limited to the amount deductible for federal income tax purposes. The Company's contribution is allocated among the participants based on the ratio of each participant's compensation, weighted for length of service, to total weighted compensation for all participants for the year, except that a participant's allocation may not exceed the lesser of 25% of the participant's compensation or $30,000 as adjusted for cost-of-living increases in accordance with Section 415(d) of the Internal Revenue Code. Separate accounts are maintained for each participant.

     The Plan provides that the Administrative Committee, solely at its discretion, may elect to implement nondeductible voluntary contributions which would allow plan participants to contribute to the Plan a sum not to exceed 10% of the participant's applicable compensation during the plan year. The Administrative Committee has not elected this option; therefore, no participant contributions have been made. Participant and employer contributions may be directed into one or more of the four funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, or (d) the Wedge Small Cap Fund. Effective March 1, 1999, three additional funds were added as options to participants. The three additional funds are the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, and the SUPERVALU Common Stock Fund.

     Effective December 1, 1998, the Plan accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers to other plans of $24,500 in fiscal 2000 reflect the net result of participant transfers between plans in the Master Trust.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     All amounts contributed by employees, if allowed, would be 100% vested at all times. Participants become vested with respect to employer contributions based upon the following graduated scale:

                                                  Vested portion of
          Years of vesting service               participant's account
         ---------------------------          --------------------------

          Less than 2 years                             0%
          2 years but less than 3 years                10%
          3 years but less than 4 years                25%
          4 years but less than 5 years                40%
          5 years but less than 6 years                60%
          6 years but less than 7 years                80%
          7 years or more                             100%


     Regardless of years of vested service, a plan participant will automatically become fully vested in employer contributions upon reaching the age of 60, or upon death, disability, or plan termination.

     Forfeitures of nonvested amounts shall be allocated to the remaining participants in the same manner as the Company's annual contribution.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in a lump sum.

 (2) Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the fund's net assets as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


    (d)   Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. The Company has paid certain administrative expenses of the plan.

(3) Trustee

    Bankers Trust Company (the Trustee) has been appointed as the Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Retirement Committee of the Company's Board of Directors. The Retirement Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the trustee.

(4) Investments

    From the period between March 1, 1998 and February 1, 1999, under the terms of the trust agreement, assets of the Plan were held together with other plans sponsored by SUPERVALU in the SUPERVALU General Master Trust (the General Master Trust). The General Master Trust also administered the Ryans Division Profit Sharing Plan, the Portland Union Retirement Plan, the Presque Isle Union Retirement Plan, the Pittsburgh Local 872 Pension Plan, the Fox Grocery Local 538 Pension Plan, and the Teamsters Local 110 Retirement Plan. The Plan's assets were invested in the General Equity Fund and the Fixed Fund.

    Investment income for the General Master Trust for the fiscal year ended February 28, 1999 is as follows:

                                                                 February 28,
                                                                     1999
                                                                 ------------
               Net realized and unrealized appreciation
                  in fair value of investments:
                          General Fund                           $  9,623,092
                          Fixed Fund                                1,945,169
                                                                 ------------
                                                                   11,568,261

               Interest                                             3,313,414
               Dividends                                            6,500,794
                                                                 ------------
                                                                 $ 21,382,469
                                                                 ============

    Effective February 1, 1999, all funds of the Plan were transferred to the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust) and therefore, the Plan had a zero percent ownership interest in the General Master Trust as of February 28, 1999. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


    The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, the Pittsburgh Division Profit Sharing Plan, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, and SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 410(k) Plan .

    The Trustee allocates interest and investment income, and net appreciation (depreciation) in fair value to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund and the SUPERVALU Common Stock Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

    The Plan recordkeeper (Hewitt Associates LLC) allocates interest and investment income, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                     February 29, 2000 and February 28, 1999


     Fair values of investments in the 401(k) Master Trust are as follows:

                                                                February 29,      February 28,
                                                                   2000              1999
                                                               --------------    --------------
      Investments at fair value:                               $ 154,108,534       151,850,543
        Collective investment fund held by:                      216,357,672       220,402,391
         SUPERVALU INC. Fixed Fund                                12,059,937        15,578,580
         Equity Index Fund (BT Pyramid Equity Index Fund)            779,076           481,962
         Brinson Global Equity Fund                                1,308,973                --
         Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)      36,144,020                --
         Roxbury Mid Cap Equity Fund                                 813,509           827,811
         Nicholas Applegate International Equity Fund
         SUPERVALU INC. Common Stock Fund

        Common stock held by:                                     23,332,609        25,510,678
         Wedge Small Cap Fund                                     23,310,628                --
         Roxbury Mid Cap Equity Fund                              23,584,877        23,961,328
         SUPERVALU Common Stock Fund

     Cash and cash equivalents                                       547,254           330,965
     Accrued income                                                  240,375         1,918,371
     Due from (to) broker                                             77,906        (2,188,734)
     Loans receivable from participants                           14,505,298        12,247,152
                                                               -------------     -------------

                                                               $ 507,170,668       450,921,047
                                                               =============     =============

     Investment income for the 401(k) Master Trust for the fiscal years ended February 29, 2000 and February 28, 1999 are as follows:

                                                             2000              1999
                                                        --------------    --------------
     Net appreciation (depreciation) in fair value
        of investments:
           Collective investment funds                  $   42,654,079        36,507,740
           Common stock                                     (1,967,946)       (7,351,854)
                                                        --------------    --------------

                                                            40,686,133        29,155,886

     Interest                                                1,390,999           995,478
     Dividends                                               2,274,881         2,833,827
                                                        --------------    --------------

                                                        $   44,352,013        32,985,191
                                                        ==============    ==============

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     At February 29, 2000 and February 28, 1999, the Plan held 11.4% and 11.7%, respectively, of the 401(k) Master Trust assets.

(5)  Federal Income Tax Status

     The Plan Administrator has received a determination letter, dated April 24, 1996, from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) for Plan amendments through March 7, 1996, and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. A determination letter has not been requested for subsequent amendments. However, management believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for participants per the financial statements to Form 5500:

                                                                          February 29,     February 28,
                                                                             2000             1999
                                                                         -------------    -------------
     Net assets available for participants per the
        financial statements
                                                                         $  59,103,778      54,571,632
     Less: Amounts allocated to withdrawing participants at
        February 29, 2000 and February 28, 1999, respectively                  (56,024)            --
                                                                         -------------      ----------
             Net assets available for participants
              per Form 5500                                              $  59,047,754      54,571,632
                                                                         =============      ==========

                                                                     (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999

    The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended:

                                                                  February 29,
                                                                      2000
                                                                  ------------
       Benefits paid to participants per the
           financial statements                                   $  2,063,399

       Add: Amounts allocated to withdrawing participants at
           February 29, 2000                                            56,024
                                                                  ------------
                   Net assets available for participants
                      per Form 5500                               $  2,119,423
                                                                  ============

    Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2000, but not yet paid as of that date.